UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

July 2026

Commission File Number 000-56699

THE ROYALAND COMPANY LTD.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton, Pembroke, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

APPOINTMENT OF DIRECTOR

As of July 16, 2026, the Board of Directors of The RoyaLand Company, Ltd. (the “Company”) appointed Mr. Nazario Matachione as a member of the Board until the earlier of appointment or election of his successor, resignation, death, or removal.

Mr. Matachione is an Italian entrepreneur, corporate executive, licensed pharmacist, and strategic advisor with more than twenty-five years of leadership experience in healthcare, pharmaceutical distribution, retail innovation, corporate governance, business development, and organizational transformation. He has built and led organizations through periods of significant growth as well as complex corporate restructuring, consistently demonstrating entrepreneurial vision, operational excellence, and strategic leadership. In 1993, after completing his military service with the Italian Carabinieri, he successfully qualified for permanent service before deciding to pursue his university education and graduated with a degree in Pharmacy from the University of Naples Federico II in 1999 and became a licensed pharmacist the same year.

Mr. Matachione assumed leadership of his family’s pharmacy in Torre Annunziata and transformed it from a traditional 70-square-meter pharmacy into a modern 500-square-meter healthcare and wellness center integrating pharmaceutical services with premium dermocosmetics, luxury fragrances, nutrition, wellness products, and customer-focused healthcare services. Under his leadership, annual revenues of the flagship pharmacy increased from approximately €1 million to more than €7 million, while earning national recognition from leading international healthcare and cosmetic companies for outstanding commercial performance. Mr. Matachione then created one of Italy’s first integrated multi-pharmacy organizations under a single ownership structure, centralizing purchasing, logistics, finance, marketing, and operations and growing annual revenues to €35 million and bringing in major pharmacy operators, including Dr. Max and Schedir Farma.

Between 2000 and 2005, Mr. Matachione served as Technical Councillor for the Municipality of Torre Annunziata, overseeing public assets, commerce, and strategic planning. During the same period, he served as a member of the Board of Directors of Città del Fare S.C.p.A., a regional economic development corporation established to promote industrial investment and employment throughout the Naples metropolitan area.

From 2003 to 2005, he also led Savoia Calcio, introducing a long-term organizational strategy focused on youth development and sustainable growth. Beginning in 2014, Mr. Matachione faced an unprecedented legal and corporate challenge involving his business group. Rather than stepping away from leadership, he personally designed and sponsored the restructuring plan for his companies, assuming the uncommon role of sponsor of his own composition with creditors proposal. His restructuring plan prevailed over a competing proposal and was approved by creditors. Among those voting in favor was Johnson & Johnson, one of the world’s leading healthcare companies. The successful approval of the plan ultimately led to the conclusion of the insolvency proceedings.

Mr. Matachione next returned to executive leadership by joining Polaris Farmaceutici, where he led the strategic development of the company’s nutraceutical division, increasing annual revenues from approximately €150,000 to nearly €800,000 within a single year. In 2022, he became one of the founders of Casa Reale Holding S.p.A., contributing to its corporate structure and strategic development. He subsequently played a leading role in the establishment of CRH Royalty S.r.l., supporting the acquisition and strategic development of Savoia 1908 Football Club, S.r.l. (“Savoia 1908”), the Company’s 90% owned subsidiary, the CRH Money project, the 10% owner of Savoia 1908. Since the 2023–2024 season, Mr. Matachione has served as General Manager and Chief Operating Officer of Savoia 1908, leading a comprehensive organizational restructuring that resulted in two promotions within three competitive seasons while maintaining disciplined financial management.

Since 2025, he has also served as Strategic Advisor to Yokohama Pharmaceuticals, contributing to the development and international launch of a new global healthcare brand scheduled for commercialization in 2027.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The RoyaLand Company Ltd.

Date: July 21, 2026	By:	/s/ Emanuele Filiberto di Savoia
	Name:	Emanuele Filiberto di Savoia
	Title:	Chief Executive Officer

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